FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a $2.25bn bond offering

1 March 2023 07:00 GMT

AstraZeneca prices a $2.25bn bond offering

AstraZeneca PLC ("AstraZeneca") announces that its wholly owned subsidiary AstraZeneca Finance LLC, priced a three tranche global bond offering totalling $2.25bn on 28 February 2023. The offering is expected to close on 3 March 2023, subject to customary closing conditions. The transaction, which is a global offering registered with the US Securities and Exchange Commission ("SEC"), consists of the following three tranches:
Notes issued by AstraZeneca Finance LLC and fully and unconditionally guaranteed by AstraZeneca

●
$1.1bn of fixed rate notes with a coupon of 4.875%, maturing 3 March 2028;

●
$650m of fixed rate notes with a coupon of 4.900%, maturing 3 March 2030; and

●
$500m of fixed rate notes with a coupon of 4.875%, maturing 3 March 2033.

AstraZeneca expects to use the net proceeds of the offering for general corporate purposes, which may include the refinancing of existing indebtedness.

BofA Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC and Santander US Capital Markets LLC acted as joint book-running managers on the transaction. In addition, and in line with our commitment to Inclusion & Diversity, the women-owned firms R. Seelaus & Co., LLC and Tigress Financial Partners LLC also acted as underwriters on the transaction.

The notes will be issued under AstraZeneca's effective shelf registration statement on Form F-3, which AstraZeneca and AstraZeneca Finance LLC filed with the SEC on 24 May 2021. The offering is being made solely by means of the prospectus contained within that shelf registration statement, along with a prospectus supplement forming part of the effective registration statement, which investors should read.

A copy of the prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting BofA Securities, Inc., NC1-004-03-43 200 North College Street, 3rd Floor, Charlotte, NC,  28255-0001, Attn: Prospectus Department by telephone at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018, by telephone at 1-866-811-8049; Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020, by telephone at 1- 866-271-7403; or Santander US Capital Markets LLC by telephone at 1-855-403-3636. Readers may also download these documents for free by visiting the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC website at www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The bond issuance does not impact AstraZeneca's financial guidance for 2023.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 1 March 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary